Exhibit 99.1

PRESS RELEASE

TiGenix announces partial conversion of bonds

Leuven (BELGIUM) - November 6, 2017, 7:00h CET - TiGenix NV (Euronext Brussels and NASDAQ: TIG), an advanced biopharmaceutical company focused on exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells to develop novel therapies for serious medical conditions, today announces the conversion of EUR 7 million of the Company’s senior unsecured convertible bonds due 2018 (ISIN Code: BE6276591128).

Through this conversion, the total convertible debt outstanding is reduced from EUR 25 million to EUR 18 million. As a consequence, the Company will issue 7,792,496 shares in exchange for the converted bonds. The shares are expected to be issued on or around 10 November 2017.

“We are pleased to see the interest in converting our debt into equity, which we believe is an acknowledgement by specialized institutional investors of the progress TiGenix has made in the past months,” said Dr. Claudia D’Augusta, Chief Financial Officer at TiGenix. “This transaction further strengthens our balance sheet and is a strong signal of investors’ confidence in our upcoming milestones.”

For more information please contact:

Claudia Jiménez

Senior Director, Investor Relations and Communications

Tel: +34918049264

Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn’s disease. Cx601 has been filed for regulatory approval in Europe and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix’ second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. Finally, AlloCSC-01, targeting acute ischemic heart disease, has demonstrated positive results in a Phase I/II trial in acute myocardial infarction (AMI). TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.

Forward-looking information

This press release may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates. Certain of these statements, forecasts and estimates can be recognised by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond the Company’s control. Therefore, actual results, the financial condition, performance or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of the publication of this press release. TiGenix disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in the Company’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.